SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYNTHETECH, INC.
(Name of Subject Company (Issuer))

SYNTHETECH, INC.
 (Names of Filing Person (Offeror))

Options Under Synthetech, Inc. Option Plans to Purchase Common Stock,
Par Value $0.001 Per Share
(Title of Class of Securities)

87162e100
(CUSIP Number of Class of Securities)
(Underlying Class)

M. ("Sreeni") Sreenivasan
President and Chief Executive Officer
Synthetech, Inc.
1290 Industrial Way
P.O. Box 646
Albany, OR 97321
(541) 967-6575
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

Copies to:
David R. Clarke Venture Counsel, P.C. 1230 S.W. First Avenue, Suite 250 Portland, OR 97204-3234 (503) 225-9000	Stephen M. Going Perkins Coie LLP 1211 S.W. Fifth Avenue, Suite 1500 Portland, Oregon 97204-1002 (503) 727-2000

June 15, 2001

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CALCULATION OF FILING FEE

Transaction Valuation* $712,800.00	Amount of Filing Fee $142.56

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 594,000 shares of common stock of Synthetech, Inc. having an exercise price of $2.315, the average of the high and low sales prices for June 12, 2001 as reported on the Nasdaq National Market, will be issued in exchange for currently outstanding options pursuant to this offer. The aggregate value of such options, $712,800.00, was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X ] issuer tender-offer subject to Rule 13e-4.

[   ] going private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

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ITEM 1. SUMMARY TERM SHEET

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 15, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the issuer is Synthetech, Inc., an Oregon Corporation (the "Company"), and the address of its principal executive office is 1290 Industrial Way, P.O. Box 646, Albany, Oregon 97321, (541) 967-6575. The information set forth in the Offer to Exchange under "Information Concerning Synthetech, Inc." is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO, relates to an offer by the Company to exchange all options outstanding under eligible option plans to purchase shares of the Company's common stock, par value $0.001 (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under an eligible option plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Concerning Exchange of Stock Options form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as (a)(2). The number of shares of Common Stock subject to New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 7 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 6 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The information set forth under Item 2(a) above and in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Making an Election and Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Schedule A ("Conditions of the Offer"), Section 7 ("Source and Amount of Consideration; Terms of New Options"), Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

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(b) The information set forth in the Offer to Exchange under "Summary Term Sheet" Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS

(e) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The eligible option plans attached hereto as Exhibit (d)(1) and Exhibit (d)(2) contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The information set forth in the Offer to Exchange under Section 7 ("Source and Amount of Consideration; Terms of New Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Schedule A ("Conditions of the Offer") is incorporated herein by reference.

(d) Not applicable

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

(a) Not applicable

(b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED,
COMPENSATED OR USED

(a) Not applicable

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ITEM 10. FINANCIAL STATEMENTS

(a) The information set forth in the Offer to Exchange under Section 8 "(Information Concerning Synthetech") and Section 15 ("Additional Information"), and on pages 20 through 37 of the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2001 is incorporated herein by reference.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION

Not applicable.

ITEM 12. EXHIBITS

(a)(1) Offer to Exchange dated June 15, 2001.

(a)(2) Form of Election Concerning Exchange of Stock Options.

(a)(3) Form of Letter to Synthetech, Inc. Employees.

(a)(4) Form of Letter to Tendering Option Holders.

(a)(5) Form of Letter to Rejected Tendering Option Holders.

(a)(6) Synthetech Annual Report on Form 10-K for the year ended March 31, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference

(a)(7) Press Release dated June 15, 2001 announcing Offer to Exchange Options

(b) Not applicable.

(d)(1) Synthetech, Inc. 1995 Incentive Compensation Plan, as amended.

(d)(2) Synthetech, Inc. 2000 Stock Incentive Plan.

(g) Not applicable.

(h) Not applicable.

ITEM 13. INFORMATION REQUESTED BY SCHEDULE 13E-3

(a) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2001

SYNTHETECH, INC.

By: /s/ M. ("Sreeni") Sreenivasan

M. ("Sreeni") Sreenivasan
President and Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT
NUMBER DESCRIPTION

(a)(1) Offer to Exchange dated June 15, 2001.

(a)(2) Form of Election Concerning Exchange of Stock Options.

(a)(3) Form of Letter to Synthetech, Inc. Employees.

(a)(4) Form of Letter to Tendering Option Holders.

(a)(5) Form of Letter to Rejected Tendering Option Holders.

(a)(6) Synthetech Annual Report on Form 10-K for the year ended March 31, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference

(a)(7) Press Release dated June 15, 2001 announcing Offer to Exchange Options

(b) Not applicable.

(d)(1) Synthetech, Inc. 1995 Incentive Compensation Plan, as amended.

(d)(2) Synthetech, Inc. 2000 Stock Incentive Plan.

(g) Not applicable.

(h) Not applicable.